Exhibit 3.1

ARTICLES OF AMENDMENT

TO

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

PARKERVISION, INC.

__________________________________

Pursuant to Section 607.1006 of the

Florida 1989 Business Corporation Act

__________________________________

FIRST:  The name of the Corporation is ParkerVision, Inc.

SECOND:  This amendment to the Amended and Restated Articles of Incorporation of the Corporation was approved and adopted, as prescribed by Section 607.1003 of the Florida 1989 Business Corporation Act, by the Board of Directors at a meeting held June 6, 2022 and by the holders of the common stock of the Corporation at a meeting held on September 16, 2022.  The number of votes cast for the amendment by the shareholders was sufficient for approval. Only the holders of common stock were entitled to vote on the amendment.

THIRD:  This amendment is to be effective immediately upon filing.

FOURTH:  Article IV of the Amended and Restated Articles of Incorporation of the Corporation is further amended by deleting the first paragraph of Article IV, Section 4.1, and in its place substituting the following:

Section 4.1   Authorized Capital.  The number of shares of stock which this corporation is authorized to issue shall be 190,000,000 shares, of which 175,000,000 shares shall be voting common stock having a par value of $0.01 and 15,000,000 shares shall be Preferred Stock having a par value of $1.00 per share.

IN WITNESS WHEREOF, we have executed this amendment to the Articles of Incorporation, as amended, this 16th day of September 2022.

PARKERVISION, INC.

By:
Jeffrey L. Parker
Chief Executive Officer

By:
Cynthia French Secretary